October 26, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Joseph Cascarano, Senior Staff Accountant

Robert Littlepage, Accounting Branch Chief

Edwin Kim, Staff Attorney

Jan Woo, Legal Branch Chief

Re:	Netfin Holdco

Amendment No. 2 to Registration Statement on Form F-4

Filed October 19, 2020

File No. 333-248486

Dear Mr. Kim:

On behalf of our client, Netfin Holdco, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended registration statement on Form F-4 filed on October 19, 2020 (the “Registration Statement”), contained in the Staff’s letter dated October 23, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 3 to Registration Statement on Form F-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 2 on Registration Statement on Form F-4

Comparative Per Share Data, page 26

1.	We note your response to comment 1. However, we reiterate our previous comment. Revise your calculations of the equivalent per share data to fully comply with the Instructions to paragraph (e) & (f), Part I Item 3(f) of Form F-4.

Response: The Company has revised its disclosure on page 26 to include the equivalent per share data of Fintech.

United States Securities and Exchange Commission

October 26, 2020

Fintech Financial Statements

Notes to the Financial Statements

License Fees, page F-41

2.	We note your response to comment 6. We await the revised disclosure provided to the Staff supplementally.

Response: Fintech has revised the disclosure on page F-41 to clarify that at contract inception, Fintech collects both a non-refundable license fee and a separate advance payment of platform service fees that customers can use to offset future payments of platform fees.

General

3.	Please revise to disclose any prior material relationships between Netfin and Triterras Fintech and any of their respective affiliates or related parties. For example, it appears that public records indicate that Richard Maurer, the Chief Executive Officer of Netfin Acquisition Corp., is also the Chief Executive Officer of The Bolt-Hole Group, Inc. (formerly known as Rhodium Resources USA, Inc.). Clarify the nature of the “previous business affiliations” between Mr. Maurer and Mr. Srinivas Koneru, the founder of Rhodium Resources Pte. Ltd. and the controlling shareholder of Triterras Fintech, and his affiliates. Include appropriate disclosure regarding related party transactions between these parties.

Response: The Company has revised its disclosures on page 59 to clarify the nature of prior material relationships, i.e., that Mr. Maurer was a 10% minority shareholder in an IT-services business that was founded by Mr. Koneru in 2005 and was subsequently sold in 2010, and that one of Mr. Maurer’s ventures, Longview Resources Group, is a customer of Triterras Fintech. With respect to The Bolt-Hole Group, Inc. (“BHG”), in 2013, at Mr. Koneru’s request, Mr. Maurer formed BHG as a corporation in the State of Georgia (where Mr. Maurer was living at the time) to be utilized if ever Rhodium were to commence any operations in the U.S. No such operations ever commenced, BHG did not issue any stock, and the entity has remained dormant ever since. In 2017, BHG issued a stock certificate to Mr. Maurer and Mr. Maurer changed the name of the corporation for his own use. Mr. Maurer is and always has been the sole shareholder of BHG, and BHG has never conducted any business or held any assets. Because BHG is entirely unrelated to Triterras Fintech and Rhodium, the Company believes that no revisions to the Form F-4 are necessary or appropriate in this regard. The Company confirms that the only transactions among entities affiliated with Mr. Maurer and Mr. Koneru are those related to Longview Resources Group, which is a customer of Triterras Fintech, as described in the Form F-4.

* * *

United States Securities and Exchange Commission

October 26, 2020

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Marat Rosenberg, Netfin Holdco

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